Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated February 6, 2017

Registration Nos. 333-207181 and 333-207181-01

FINAL TERM SHEET

Vale Overseas Limited

US$1,000,000,000

6.250% Guaranteed Notes due 2026

Issuer:	Vale Overseas Limited

Guarantor:	Vale S.A.

Title of Securities:	6.250% Guaranteed Notes due 2026 (the “Securities”)

Principal Amount:	US$1,000,000,000

Aggregate Principal Amount:	The aggregate principal amount of the Original Securities and the Securities now being issued will be US$2,000,000,000

Single Series:

The Securities are a further issuance of the Company’s 6.250% Guaranteed Notes due 2026 originally issued on August 10, 2016 (the “Original Securities”) and will be consolidated to form a single series under the indenture governing the original notes with the US$1,000,000,000 principal amount of the Original Securities then issued

Price to Public:

107.793% of the principal amount, plus accrued interest, if any, from February 10, 2017, to (but excluding) the Closing Date as defined in the Underwriting Agreement Basic Provisions, if the Closing Date is after that date.

Gross Proceeds:	US$1,077,930,000

Annual Interest Rate:	6.250% based upon a 360-day year consisting of twelve 30-day months

Maturity Date:	August 10, 2026

Interest Payment Dates:

Interest on the notes will be payable semi-annually on February 10 and August 10 of each year, beginning on August 10, 2017. Interest on the Securities will accrue from February 10, 2017, and purchasers of the Securities will be entitled to receive the full amount of the next semi-annual regular interest payment on August 10, 2017.

Yield to Maturity:	5.200%

Benchmark:	UST 2.000% due November 15, 2026

Benchmark Treasury Spot and Yield:	96-12+ and 2.417%

Spread to Treasury:	+ 278.3 bps

Pricing Date:	February 6, 2017

Settlement Date:	February 10, 2017 (T+4)

Expected Ratings*:	Ba3 / BBB- / BBB / BBBL (Moody’s/S&P/Fitch/DBRS)

Minimum Denominations:	US$2,000/US$1,000

Make-Whole Call Spread:	+ 50 bps

Joint Bookrunners:	Banco Bradesco BBI S.A. BB Securities Ltd. J.P. Morgan Securities LLC MUFG Securities Americas Inc. Santander Investment Securities Inc.

Co-Managers:	Mizuho Securities USA Inc. SMBC Nikko Securities America, Inc.

Format:	SEC-Registered

Common Code:	The Securities will have the same Common Code as the Original Securities, which is 147182449

CUSIP:	The Securities will have the same CUSIP as the Original Securities, which is 91911TAP8

ISIN:	The Securities will have the same ISIN as the Original Securities, which is US91911TAP84

Listing:	Application will be made to list the notes on the New York Stock Exchange. The Original Securities are listed on the New York Stock Exchange.

We expect to deliver the notes against payment for the notes on or about February 10, 2017, which will be the fourth business day following the date of the pricing of the notes (this settlement cycle being referred to as ‘‘T+4’’). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade on the date prior to the settlement may be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing should consult their own advisor.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer and guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the underwriters will arrange to send you the prospectus if you request it by calling or emailing, as applicable, J.P. Morgan Securities LLC at +1 (866)-846-2874, MUFG Securities Americas Inc. at +1 (877) 649-6848 or Prospectus@us.sc.mufg.jp, Santander Investment Securities Inc. at +1 (855) 403-3636) (toll-free in the United States) or, if calling from outside the U.S., by collect calling BB Securities Ltd. at +44 (20) 7367-5800 att. Operations Department or Banco Bradesco BBI S.A. at +1 (212) 888-9145